UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2010

Commission File Number 001-31269

ALCON, INC.
(Translation of registrant's name into English)

Bösch 69
P.O. Box 62
6331 Hünenberg, Switzerland
 41-41-785-8888
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F	x	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes	No	x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ______

The Annual General Meeting of the Shareholders of Alcon, Inc. was held on May 20, 2010 in Zug, Switzerland.  At the meeting, the shareholders approved all of the items proposed for their consideration as follows:

1.  The 2009 Annual Report and Accounts of Alcon, Inc. and the 2009 Consolidated Financial Statements of Alcon, Inc. and Subsidiaries.

2.  A dividend of CHF 3.95 per share to be paid on June 9, 2010, to Alcon’s shareholders of record on May 26, 2010 at the time and in the manner proposed.

3.  Discharge of the members of the Board of Directors of Alcon, Inc. for the financial year 2009.

4.  Election of KPMG AG, Zug, Switzerland, as Auditors for a one-year term of office.

5.  Election of OBT AG, Zürich, Switzerland, as Special Auditors for a one-year term of office.

6.  Amendments to article 6 and article 20 para. 1, 2 and 3 of the Articles of Association of Alcon, Inc.

7.  Reelection of each of Werner Bauer, Francisco Castañer and Lodewijk J.R. de Vink to the Board of Directors for a three-year term of office.

In a Board meeting immediately following the Annual General Meeting of the Shareholders of Alcon, Inc., May 20, 2010, the Board of Directors (the “Board”) of Alcon, Inc. re-elected Cary Rayment as its Non-Executive Chairman and re-elected Francisco Castañer as its Vice-Chairman.

At the May 20, 2010 Board meeting, the Board of Directors approved an annual cash retainer of $100,000 (plus an additional $15,000 for the Audit Committee Chairman and an additional $10,000 for each of the Compensation Committee Chairman, the Nominating/ Corporate Governance Committee Chairman and the Independent Director Committee Chairman), to each member of the Board, except for the Chief Executive Officer, for service to Alcon, Inc. as a director for the period commencing at the Annual General Meeting held on May 20, 2010 and ending at the next succeeding Annual General Meeting.  Additionally, upon the recommendation of the Compensation Committee, the Board approved an award to each non-employee director of Alcon, Inc. of 850 restricted share units (“RSUs”).  The RSUs have a three-year vesting period from the date of grant.  Further, at the February 10, 2010 Board Meeting, the Board agreed that effective January 1, 2010, each non-employee director shall be compensated $2,000 for his or her attendance at meetings other than the regularly scheduled quarterly Board meetings for each day during which such meetings occur, up to a maximum of $50,000 per year.  The compensation for these additional meeting fees shall be paid quarterly.  A non-employee director is a director who is neither a member of Nestlé’s board of directors nor a full-time employee of Nestlé or Alcon.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.
(Registrant)

Date:	May 27, 2010	By	/s/ Joanne Beck
Name: Joanne Beck
Title: General Manager

Date:	May 27, 2010	By	/s/ Stefan Basler
Name: Stefan Basler
Title: Attorney-in-fact